PRESS RELEASE

Aya Gold & Silver Enters Into an Agreement to Sell Azegour to Sama Resources

Montreal, Quebec, November 5, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce that it has entered into a term sheet with Sama Resources Inc. (“Sama”) (TSXV: SME) regarding the proposed sale of its Azegour project in Morocco (“Azegour” or the “Project”) in exchange for common shares of Sama (the “Transaction”). Azegour is a brownfield, polymetallic copper-tungsten-molybdenum (Cu-W-Mo) project located in the Western High Atlas of Morocco, 80 kilometers south-southwest of Marrakech.
The Transaction would streamline Aya’s project portfolio. Upon closing, Aya expects to hold up to 19.11% of Sama’s issued and outstanding shares.
“As we continue to build our portfolio in Morocco and expand our footprint, we are taking a disciplined approach to portfolio management,” said Benoit La Salle, President & CEO. "The proposed sale of Azegour allows us to focus on our core priorities, while maintaining exposure to Azegour’s future potential through our shareholding in Sama.”
Transaction
Under the proposed terms, Sama would acquire a newly incorporated wholly owned subsidiary of Aya which, through its subsidiaries, would hold the mining titles and related assets comprising the Azegour project, including two mining licenses and two exploration permits. Prior to closing, Aya would arrange for the transfer of the mining titles to the relevant subsidiary. Aya would also grant Sama a license to the intellectual property associated with the surrounding geographic region, including relevant exploration information and data, and provide transitional legal, financial, management and geological support for one year following closing.
The consideration would be payable entirely in common shares of Sama, with the number of shares representing up to 19.11% of Sama’s issued and outstanding shares following issuance.
The Transaction remains subject to certain conditions, including the execution of a definitive agreement and receipt of applicable regulatory approvals.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway, and which hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
Executive Vice-President, Capital Markets alex.ball@ayagoldsilver.com
Forward-Looking Statement
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as "aim", "anticipate", "assume", "believe", "estimate", "expect", "goal", "guidance", "intend", "objective", "plan", "potential", "strategy", "target", and similar expressions or statements that certain actions, events or results "may", "could", "would", "might", "will", or are "likely" to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the negotiation, execution and delivery of a definitive agreement with respect to the Transaction; the proposed structure, terms, timing and completion of the Transaction, including the incorporation of a new wholly owned subsidiary of Aya; the receipt of applicable regulatory approvals; the transfer of the mining titles and related assets comprising the Azegour project; the number of shares in Sama to be issued; Aya’s anticipated direct or indirect ownership interest in Sama following completion of the Transaction; the licensing of the intellectual property associated with the mining titles comprising the Azegour project and their surrounding geographic region, including relevant exploration information and data; and the provision to Sama of transitional technical, legal, financial, management and geological support for one year following closing.

Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, the parties will negotiate and execute a definitive agreement on mutually acceptable terms; the required regulatory approvals will be obtained; and the mining titles and related assets comprising the Azegour project can be transferred.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the risk that a definitive agreement will not be executed or that the Transaction will be completed on different terms or not at all; the failure to obtain, or delays in obtaining, required regulatory approvals; and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, the foregoing list of risks is not exhaustive; however, these risks should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.